UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 033-31067

(Check One)       [ X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2007

[  ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
 [   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
    [  ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ECO2 PLASTICS, INC.
Full Name of Registrant

680 Second Street Suite 200
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94107
City, State and Zip Code

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The  Registrant  was  unable to file its  annual report on Form  10-KSB for the fiscal year ended December 31, 2007 primarily due to the recent resignation of its Chief Financial Officer resulting in a delay in obtaining and compiling certain disclosure information required to be included in the Company's Form 10-KSB.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-KSB no later than the 15th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

Rodney Rougelot, (415) 829-6000

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[ X] Yes [  ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

ECO2 PLASTICS, INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2008                                                             By:  /s/ Rodney S. Rougelot
                                                                                                           Name: Rodney S. Rougelot
                                                                                                           Its: Chief Executive Officer and Interim Chief Financial Officer